

March 19, 2009

Mr. Andriy Volianuk
Chief Financial Officer
Nova Mining Corporation
322 Brightwater Crescent
Saskatoon, Saskatchewan
Canada S7J 5H9

      Re: Nova Mining Corporation
             Form 10-K for Fiscal Year Ended February 29, 2008
             Filed June 13, 2008
             File No. 000-52668

Dear Mr. Volianuk:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief